EXHIBIT 10.9

FIRST AMENDMENT

THIS FIRST AMENDMENT TO CREDIT AGREEMENT (this "Amendment") is made and entered into as of December 10, 2008 by and between TEKELEC, a California corporation (the "U.S. Borrower"), TEKELEC INTERNATIONAL, SPRL, a *societe privee a responsabilité limitée* organized under the laws of the Kingdom of Belgium (the "Belgian Borrower", and together with the U.S. Borrower, each a "Borrower" and collectively, the "Borrowers"), the lenders who are or may become a party to this Agreement (collectively, the "Lenders") and WACHOVIA BANK, NATIONAL ASSOCIATION, a national banking association, as Administrative Agent for the Lenders (the "Administrative Agent").

STATEMENT OF PURPOSE

The Lenders have extended certain credit facilities to the Borrowers pursuant to the Credit Agreement, dated October 2, 2008 by and among the Borrowers, the Lenders and the Administrative Agent (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement").

The Borrowers have requested that the Lenders amend the Credit Agreement pursuant to the terms of this Amendment. Subject to the terms and conditions set forth herein, the Lenders party hereto are willing to agree to such modifications.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Capitalized Terms. All capitalized terms used and not defined herein shall have the meanings assigned thereto in the Credit Agreement.

2. Amendments. Pursuant to Section 14.2 of the Credit Agreement and effective in accordance with Section 3 hereof, the Lenders hereby agree as follows:

(a) Section 8.2 of the Credit Agreement is hereby amended by deleting such section in its entirety and substituting, in lieu thereof, the following new Section 8.2 to read as follows:

"SECTION 8.2 Officer's Compliance Certificate. At each time financial statements are delivered pursuant to Sections 8.1(a) or (b) and at such other times as the Administrative Agent shall reasonably request, an Officer's Compliance Certificate and an accompanying schedule setting forth all the earn-out obligations and deferred payments in connection any Permitted Acquisitions."

(b) Section 11.1 of the Credit Agreement is hereby amended by adding the following new subsection (m) to read as follows:

"(m) Indebtedness of the Borrowers or any of their Subsidiaries in connection with any earn-outs or deferred payments (valued at the maximum amount payable thereunder) pursuant to any Permitted Acquisitions permitted under Section 11.3(c)."

(c)   Section 11.3(c) of the Credit Agreement is hereby amended by deleting such subsection in its entirety and substituting, in lieu thereof, the following new subsection (c) to read as follows:

"(c)   (i) investments by the Borrowers or any of their Subsidiaries in the form of Permitted Acquisitions and (ii) any investments, loans and advances by the U.S. Borrower or any Pledged Foreign Subsidiary to any Pledged Foreign Subsidiary or any Wholly-Owned Subsidiary of a Pledged Foreign Subsidiary, the proceeds of which will be used exclusively for Permitted Acquisitions;"

3.   Conditions to Effectiveness. Upon receipt by the Administrative Agent of a duly executed counterpart of this Amendment from each Credit Party and the Lenders, this Amendment shall be deemed to be effective as of the date above stated (the "First Amendment Effective Date").

4.   Limited Effect of Amendment. Except as expressly modified herein, the Credit Agreement and the Loan Documents shall continue to be, and shall remain, in full force and effect. This Amendment shall not be deemed (a) to be a waiver of, or consent to, or a modification or amendment of, any other term or condition of the Credit Agreement or any other Loan Document or (b) to prejudice any other right or remedies which the Administrative Agent or the Lenders may now have or may have in the future under or in connection with the Credit Agreement or the other Loan Documents or any of the instruments or agreements referred to therein, as the same may be amended, restated or otherwise modified from time to time. On and after the effectiveness of this Amendment, each reference in the Credit Agreement to "this Agreement", "hereunder," "hereof" or words of like import referring to the Credit Agreement, and each reference in the Credit Agreement, the Notes and each of the other Loan Documents to "the Credit Agreement", "thereunder", "thereof" or words of lie import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended by this Amendment. This Amendment constitutes a "Loan Document" as defined in the Credit Agreement.

5.   Representations and Warranties. After giving effect to the amendments set forth herein, each Borrower hereby certifies that (a) each of the representations and warranties set forth in the Credit Agreement and the other Loan Documents is true and correct in all material respects as of the First Amendment Effective Date as if fully set forth herein (except for any representation and warranty made as of an earlier date, which representation and warranty shall remain true and correct as of such earlier date) and (b) no Default or Event of Default has occurred and is continuing as of the First Amendment Effective Date.

6.   Release. For and in consideration of the agreements of the Administrative Agent and the other Lenders contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Borrowers hereby forever release and discharge the Administrative Agent and the Lenders, each of their respective officers, directors, employees, agents, affiliates, representatives, successors and assigns (collectively, the "Released Parties") from any and all claims, causes of actions, damages and liabilities of any nature whatsoever, known or unknown, which the Borrowers ever had, now has or might hereafter have against one or more of the Released Parties which relates, directly or indirectly, to the Loan

Documents or the transactions relating thereto (collectively "<u>Claim</u>"), to the extent that any such Claim shall be based in whole or in part upon facts, circumstances, actions or events existing on or prior to the date hereof.

7.   <u>Covenant Not to Sue</u>.   The Borrowers, on behalf of itself and its successors, assigns, and other legal representatives, hereby absolutely, unconditionally and irrevocably, covenant and agree with and in favor of each Released Party that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Released Party on the basis of any Claim released, remised and discharged by the Borrowers pursuant to Section 6 above.   If the Borrowers or any of its respective successors, assigns or other legal representatives, or any Loan Party, or its respective successors, assigns, and other legal representatives violates the foregoing covenant, each of the Borrowers, for itself and its respective successors, assigns and legal representatives, agrees to pay, in addition to such other damages as any Released Party may sustain as a result of such violation, all reasonable attorneys' fees and costs incurred by any Released Party as a result of such violation.

8.   <u>Miscellaneous</u>.

(a)   <u>Governing Law</u>.   This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of New York.

(b)   <u>Entire Agreement</u>.   This Amendment is the entire agreement, and supersedes any prior agreements and contemporaneous oral agreements, of the parties concerning its subject matter.   In the event there is a conflict or inconsistency between this Amendment and the Credit Agreement, the terms of this Amendment shall control.

(c)   <u>Successors and Assigns</u>.   This Amendment shall be binding on and inure to the benefit of the parties and their beneficiaries, successors and assigns.

(d)   <u>Further Assurances</u>.   The parties hereto shall execute and deliver such additional documents and take such additional action as may be necessary or desirable to effectuate the provisions and purposes of this Amendment.

(e)   <u>Counterparts</u>.   This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and shall be binding upon all parties, their successors and assigns, and all of which taken together constitute one and the same agreement.

(f)   <u>Facsimile Transmission</u>.   A facsimile, telecopy or other reproduction of this Amendment may be executed by one or more parties hereto, and an executed copy of this Amendment may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes.   At the request of any party hereto, all parties hereto agree to execute an original of this Amendment as well as any facsimile, telecopy or other reproduction hereof.

[Signature Pages To Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date and year first above written.

TEKELEC,
as Borrower and Borrower Agent

By: /s/ William H. Everett
     Name: William H. Everett
     Title: EVP & CFO

TEKELEC INTERNATIONAL, SPRL,
as Borrower

By: /s/ William H. Everett
     Name: William H. Everett
     Title: Manager

AGENTS AND LENDERS:

WACHOVIA BANK, NATIONAL ASSOCIATION, as Administrative Agent, Swingline Lender, Issuing Lender and Lender

By: /s/ C. Douglass Riddle
     Name: C. Douglass Riddle
     Title: Senior Vice President